BioLargo, Inc. 14921 Chestnut St. Westminster, CA 92683 Telephone: 888.400.2863 Facsimile: 949.625.9819

April 5, 2024

U.S. Securities & Exchange Commission

Division of Corporate Finance

100 F. Street NE

Washington, D.C. 20549

Attn:	Jessica Ansart
	Re:	BioLargo, Inc.
Registration Statement on Form S-1
Filed April 27, 2023
File No. 333-271465

Ladies and Gentlemen:

On April 27, 2023, BioLargo, Inc. (the “Company”) initially filed Registration Statement No. 333-271465 on Form S-1 (together with the exhibits thereto, the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”).

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests that the Commission consent to the withdrawal of the Registration Statement effective as of the date hereof. The Company is seeking withdrawal of the Registration Statement to allow the company time to revise the offering and registration statement, including to incorporate information in its most recently filed annual report. The Registration Statement has not been declared effective by the Commission and no securities have been issued or sold under the Registration Statement. Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a).

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, in accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions, please contact the Company’s legal counsel, Gilbert Bradshaw of Wilson Bradshaw LLP at (949) 752-1100.

We thank you in advance for your time and consideration in connection with this matter and for the assistance and responsiveness of the staff of the Commission.

Very truly yours,

/s/Dennis P. Calvert

Dennis P. Calvert

President

BioLargo, Inc.

cc:	Gilbert Bradshaw, Esq.